EXHIBIT 99.1

VOX INTRODUCES DIVIDEND REINVESTMENT PLAN AND

ANNOUNCES APPROVAL OF 2024 SHARE REPURCHASE PROGRAM

TORONTO, CANADA – March 18, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that its Board of Directors has adopted a dividend reinvestment plan (“DRIP”) and approved a share repurchase program (“SRP”).

Dividend Reinvestment Plan

The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. At the current time, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price, as defined in the DRIP.

The Company has the discretion to cause share issuances under the DRIP to be satisfied by issuing common shares from treasury or through purchases of common shares on the open market including the facilities of the Toronto Stock Exchange, the Nasdaq, or any other alternative open market in Canada or the United States, and will advise as such with each dividend declaration.

The Company has adopted the DRIP commencing with its upcoming Q1 2024 dividend. In order to be eligible to receive DRIP shares in lieu of cash for the Q1 2024 dividend, enrollment must be completed by registered shareholders by 5:00 pm (Toronto time) on Thursday, March 21, 2024. Beneficial shareholders will need to make arrangements in advance of such time through their brokers and/or nominees in accordance with such parties’ internal requirements. For its Q1 2024 dividend, the Company intends to issue common shares from treasury.

Participation in the DRIP

Participation in the DRIP is optional and will not affect shareholders' cash dividends unless they elect to participate in the DRIP.

Participation in the DRIP is expected to be available to registered shareholders residing in Canada and all other jurisdictions where such participation is not prohibited under applicable law, subject to withholding tax (if applicable). Participation in the DRIP will not be available for residents of the United States at this time.

Registered Shareholders

Registered Shareholders may enroll in the DRIP by completing an enrollment form, which is available on the Company's website at https://www.voxroyalty.com/investors/dividends-and-tax/ and following the instructions therein.

Beneficial Shareholders

Beneficial shareholders should contact their financial intermediary to seek enrollment. In order to participate in the DRIP, a beneficial shareholder must either:

-	arrange for their broker or other nominee to enroll in the DRIP on their behalf; or

-	transfer their common shares into their own name and enroll directly in the DRIP as a registered shareholder.

All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP, a copy of which is available at https://www.voxroyalty.com/investors/dividends-and-tax/ and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities.

Shareholders with any questions regarding the DRIP and the enrollment process may contact: ir@voxroyalty.com.

Share Repurchase Program

The Board of Directors of the Company has approved the adoption of an SRP for the repurchase of up to US$1,500,000 of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934. The Plan will be administered through an independent broker.

Repurchases under the SRP will be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in Q1 2024 and on any future date thereafter and statements relating the potential repurchase of shares by the Company or its broker in the open market.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2023 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.